928

06017232

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Osiron Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 04 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34945

FISCAL YEAR 6-30-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/2/06

Psiron Ltd
ABN 12 010 657 351

Appendix 4E
Preliminary Final Report

Year ended 30 June 2006 (current period)
and the year ended 30 June 2005 (previous corresponding period)

Results for announcement to the market

			$A'000
Revenue from ordinary activities (The decrease in revenue reflects the deconsolidation in the prior year of an operating subsidiary)	Down 90%	to	70
(Loss) from ordinary activities after tax attributable to members	up 33%	to	(9,272)
(Loss) for the period attributable to members	up 33%	to	(9,272)

	Current period	Previous Corresponding Period
Net tangible backing per ordinary security	3.3 cents	4.0 cents
Basic (loss) per share	(6 cents)	(4 cents)

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Financial Report.

Full financial details of the company are also contained in the attached audited Annual Financial Report.

Dividends: it is not proposed that any dividends will be paid. No dividends were paid in the previous corresponding period

PSIRON LTD

ABN 12 010 657 351

Annual Report

for the year ended 30 June 2006

TABLE OF CONTENTS

Corporate Directory

Directors

Mr Bryan Dulhunty	Executive Chairman
Assoc. Professor Darren Shafren:	Non-Executive Director
Dr Dennis Feeney	Non-Executive Director

Company Secretary

Mr Bryan Dulhunty (CoSA Pty Ltd)

Registered and Principal Office

Level 1
82-84 Waterloo Road
North Ryde NSW 2113

Auditors

Bentleys MRL Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (07) 3228 4219

Website

www.psiron.com

Contact Information

Tel: (02) 9889 1200
Fax: (02) 9889 1288
Email: investorrelation@psiron.com

Directors' Report

For the year ended 30 June 2006

Your directors' present their report on the Company and its controlled entities for the financial year ended 30 June 2006.

DIRECTORS

The names of the directors at the date of this report are:

Mr Bryan Dulhunty:	Executive Chairman (appointed Executive Chairman 10 April 2006)
Assoc. Professor Darren Shafren:	Non-Executive Director
Dr Dennis Feeney	Non-Executive Director

COMPANY SECRETARY

Mr Bryan Dulhunty (CoSA Pty Ltd)

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were the development of its Virotherapy anti-cancer technology.

OPERATING RESULT

The consolidated loss of the economic entity after providing for income tax was $9.3m (2005: Loss $7.0m). The current year loss was comprised of research and development costs of $2.5m, amortisation charges of $2.4m and equity accounted losses relating to associated entities of $1.3m. The loss for the year ending June 2007 is expected to be substantially reduced from the June 2006 loss.

During the year the Company spent $5.3m on operating activities, $0.1m on investing activities and raised a net amount of $7.4m, representing a net cash increase of $2.0m.

REVIEW OF OPERATIONS

The Company has as its core focus the development of its Virotherapy technology. Set out below is a description of this technology and the achievements the Company has made to date in developing this technology.

In addition to the company's development of the Virotherapy Technology, the Company also has a number of investments in other biotech projects in various states of development. These projects are also detailed below.

VIROTHERAPY PROJECT

The Technology: CAVATAK™ is the trademarked name of Coxsackievirus A21 (CVA21). It is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 is often symptomless. When it does produce symptions, CVA21 is associated with a common cold-like sickness. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 interacts with two receptors to infect cells, intercellular adhesion molecule-1 and decay accelerating factor. In general, these receptors occur in far higher numbers on the surface of metastatic cells than on normal cells. Once infected, cells die because of the mechanical disruption caused by massive viral replication and the induction of cell 'apoptosis' (programmed cell death).

Intellectual Property: The Company's prime asset is its licensed ViroTarg (Virotherapy) intellectual property. In addition to the payment of $2m in July, the Company must issue a further 15,500,000 shares to the license owners to be able to call for an assignment of the technology and to obtain full ownership. It is the Company's intention to move to assignment of the intellectual property in the near future.

Listed below are details of the relevant patents covered by the licence

Patents and Patent applications	Patent Description	Status of Patent
A method of treating a malignancy in a subject and a pharmaceutical composition for use in same (WO 2001/037866)	There is disclosed a method of killing abnormal cells such as malignant cells including melanoma cells, using a virus recognising at least one of a cell adhesion molecule and a complement regulatory protein. The virus may be a member of the Picornaviridae family. Coxsackie A-group viruses have been found to be particularly suitable. The cell adhesion molecule is desirably a member of the immunoglobulin (Ig) superfamily. Typically, the complement regulatory protein will be DAF.	Patent granted in: Australia (divisional) 770517 New Zealand 519527. Application pending in Canada, Europe, Japan and USA
Method and composition for treatment of neoplasms (WO 2006/074526)	The invention relates to methods of treating a neoplasm in an animal, in particular treating a neoplasm in a human, through the use of isolated nucleic acid sequence, including synthetic viral RNA and complementary DNA, derived from one or more Picornaviruses. The invention also relates to compositions of isolated nucleic acids derived from one or more Picornaviruses, and to the use of isolated nucleic acids derived from one or more Picornaviruses for the manufacture of a medicament for the treatment of neoplasms in a mammal.	PCT application pending
Methods and compositions for treatment of haematologic cancers (WO 2006/017914)	The present invention relates to oncolytic Picornaviruses and methods and compositions for treating subjects having haematologic cancers. These include methods and compositions for treatment of myeloma, using disclosed Picornavirus such as Coxsackievirus, in methods of direct or indirect administration to subjects and ex vivo purging of malignant cells within auto grafts prior to transplantation.	PCT application pending
Modified oncolytic viruses (WO 2005/087931)	The present invention provides an isolated selected Picornavirus capable of lytically infecting or inducing apoptosis in a cell substantially in the absence of intercellular adhesion molecule-1 (ICAM-1), and methods for treating subjects.	PCT application pending in Australia, Canada, China Europe, India, Japan, New Zealand, Singapore, South Africa, South Korea, USA

Directors' Report
For the year ended 30 June 2006

Patents and Patent applications	Patent Description	Status of Patent
A method of treating a malignancy in a subject via direct picornaviral-mediated oncolysis (WO 2004/054613)	There are provided methods for treatment of abnormal cells such as cancer cells in a mammal. The methods involve treating the mammal with virus selected from echoviruses and modified forms and combination thereof, which recognise $\alpha2\beta1$ for infectivity of the cells. There are also provided methods for screening viruses for use in a method of the invention as well as pharmaceutical compositions for use in the methods.	Application pending in Australia, Canada, China Europe, India, Japan , New Zealand, Singapore, South Africa, South Korea, USA and Hong Kong

Research and Development: Since the inception of research by the Company the following has been achieved:

- *In vitro (test tube cell cultures)* testing of the oncolytic capacity of 7 individual strains of human enterovirus, with the major focus being on Coxsackievirus A21 (CAVATAK™), Coxsackievirus A21-DAF variant and Echovirus type 1.

- *In vivo (in live mice)* oncolytic activity of Coxsackievirus A21 against metastatic melanoma, prostate cancer and breast cancer xenografts in immunodeficient mouse models.

- *In vivo (in live mice)* oncolytic activity of Echovirus type 1 against metastatic prostate cancer and ovarian xenografts in immunodeficient mouse models.

Virus Production: A significant milestone in being able to conduct clinical trials is the ability to produce sufficient quantity of virus to carry out the trials. This has been achieved and sufficient quantities of CVA21 (CAVATAK™) virus have already been produced to carry out the planned trials.

Virus Testing: The initial purified batches of CVA 21 were produced in a human melanoma cell line. While this was suitable for proof of concept research it was not suitable for ongoing Phase I/II trials in humans. The Company made the decision that the commercialisation of the virus would be enhanced if the virus was grown in a cell line previously approved by regulatory bodies for viral vaccine manufacture as soon as possible. This optimized process has been successfully undertaken and has been used to produce the virus we have in storage for future clinical trials. This virus is currently undergoing rigorous independent adventitious agent testing prior to its use in humans.

Clinical Trials: The Company announced in June 2006 the formal completion of its "first in man" Phase I trial in Malignant Melanoma. The completion of this first in man study is a significant achievement for Psiron, as many promising human biological therapies fail to make the transition from animal studies into the clinic. Findings from this study included:

- There were no serious or severe adverse events during the study and no adverse events considered to be related to the study medication or causing withdrawal from the study.

- There were no clinically significant haematology, biochemistry or vital signs results, and physical examination results were all normal.

- CVA21 injection into one subcutaneous lesion in patients with Stage IV metastatic melanoma, appears to be well tolerated.

In December 2005, the Company received orphan drug designation from the US Food and Drug Administration (FDA) for its lead oncolytic virus CAVATAK™ (Coxsackievirus A21) for the treatment of stage II (T4), stage III and stage IV melanoma. This designation has the potential to markedly reduce CAVATAK™'s time and cost to registration and ultimately time to market.

INVESTMENTS

CBio Limited: During the year CBio announced the successful completion of 3 Phase IIa trials in Rheumatoid Arthritis (RA), Multiple Sclerosis (MS) and Psoriasis. On 23 August CBio announced the publication of its RA data in The Lancet, a prestigious international medical journal. Also during August, CBio announced that it had placed $2.5m in shares at $6 per share. A takeover of BresaGen Ltd (in which CBio has a 38% stake) was also announced. If successful, this would result in cash proceeds to CBio of $7.7m and a profit of $4.9m . Psiron owns approximately 4.7% of CBio.

InJet Digital Aerosols Limited (IDAL) The Company owns approximately 45% of IDAL. IDAL has a license agreement with Canon Inc to develop and commercialise its Intellectual Property.

Analytica Ltd: The Company owns approximately 28% of this listed medical devices company which is commercialising a range of medical devices.

Sorafin™ Project: The Company owns intellectual property relating to the potential treatment of Psoriasis. It is actively trying to licence this Intellectual Property.

FINANCIAL PERFORMANCE

Equity: As at the balance date the consolidated shareholder's equity was $9.5m (2005: $8.7m). Net current assets were $1.0m (2005: $1.4m).

Total shareholders' equity at the balance date comprised :

- cash and receivables of $3.8m
- investment in CBio Limited at fair value of $3.6m (at $3.00 per share)
- investment in Analytica Ltd at market value of $1.1m (at $0.025 per share)
- investment InJet Digital Aerosols Limited at equity accounted value of Nil
- Intangible assets of $3.1m, being the written down value of the acquisition cost of its ViroTarg license
- Plant, equipment & receivables of $0.6m and
- total liabilities of $2.8m, which include a final cash milestone payment relating to the ViroTarg licence. This payment was made in July 2006. The Company must issue 15.5m shares to the owners of the ViroTarg license in order for the license to be assigned to the Company

Cash: During the year the Company spent $5.3m on operating activities, $0.1m on investing activities and raised a net amount of $7.4m (see corporate development section below). As at the balance date the Company recorded a net cash increase over the prior year of $2.0m. Psiron is expected continue to spend in excess of revenues and be a cash consumer while it develops its Virotherapy technology.

Loss: The consolidated entity made a loss during the year of $9.3m (2005: loss of $7.0m). This loss comprised expenditure relating to:

- research & development ($2.4m), primarily associated with the Virotherapy cancer research, Research & development costs are expensed as they are incurred.
- amortisation of intangibles ($2.3m);
- equity accounted losses of associated companies Analytica Ltd and InJet Digital Aerosols Ltd ($1.3m);
- depreciation ($0.1m)

CORPORATE DEVELOPMENTS

In September 2005 the Company undertook a private placement with sophisticated investors, raising $2.1m at 17.5cents per share.

During the year the Company also offered shareholders a share purchase plan at 17.5 cents per share which raised $729k.

On 1 February 2006, Julie Nutting, Chief Executive Officer and Director and Greg Williams, Chief Financial Officer resigned from the Company.

To ensure the Company had access to sufficient cash to fund its ongoing research activities the Company called a meeting of shareholders to be held in April 2006, to approve the use of a $5m convertible note facility approved previously by shareholders in 2002. This convertible note facility (which was provided at no cost to the company) was offered by Australian Technology Innovation Fund Limited (ATIF). Two of Psirons directors at this time, Mr S Jones (Chairman) and Dr W Hanisch (non-executive director) were also directors and shareholders of ATIF.

The planned shareholders' meeting was cancelled. The cancellation of this meeting caused the convertible note facility to be withdrawn. The withdrawal of the convertible facility put at risk the Company's ability to access sufficient cash to fund its ongoing activities. This obligated the Company to suspend the company's trading on the ASX and look for alternative sources of funding.

The then Chairman, Mr. S Jones and non-executive director, Dr. Wolf Hanisch, resigned and Mr. Bryan Dulhunty was elected Executive Chairman.

To allow time for a fund raising to be undertaken, ATIF advanced unsecured funds to the company. The Company then arranged, via Novus Capital Limited, a placement of $2.1m at 15 cents per share. (The last price at which the company traded before asking for suspension). Following the closure of this placement, the Company then entered into a $6.6m rights issue at 15 cents per share underwritten by Novus Capital Ltd.

This prospectus had a closing date to shareholders of 23 June 2006. Directors had until 16 August to allot any shortfall shares and then any remaining shortfall shares were to be acquired by the underwriter. By 30 June 2006 shareholders had taken up rights to $2.6m. Shares under the prospectus were allotted on 28 August 2006 and the Company was reinstated on the ASX on 30 August 2006.

FUTURE RISK

Psiron operates in a high risk, high technology environment. Risk factors include general market risks, which may be unforeseen, and risk associated with the inability of the Company to raise money in the future to continue to fund its cancer research and operations. Specific risks associated with failure of the research or technology may reduce the value of Psiron's investments, as may difficulties in prosecuting the intellectual property, through maintaining access to qualified and competent staff, or through changes in the regulatory environment, among other potential environmental risks.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

All significant changes in the state of affairs of the parent entity that occurred during the financial year are discussed in the Review of Operations section of this report.

LIKELY DEVELOPMENTS AND LIKELY RESULTS

The Company has the following aims for the next 12 months.

Research and Development: The Company has focused it's ongoing research and development plan to both support the clinical trials that are planned to commence this year as well as extend the range of cancers that can be treated by Virotherapy as well investigating possible combination therapies that, if successful, will increase effectiveness of existing cancer treatments.

The Company's aim is to extend its research and development capability by entering into international collaborations. These collaborations will extend the Company's development ability and decrease our time to market.

Clinical Trials: The Company aims to conduct multiple clinical trials in a range of human cancers in the current financial year. The positive results of these trials will ensure the Company remains a world leader in the rapidly emerging and increasingly recognised field of Virotherapy. Positive results from trials will add significant value to the Company's intellectual property.

Through the information produced by our research and development team and the data from planned clinical trials over the next 12 months, the Company hopes to be in a significantly strong position to attract collaborations with international pharmaceutical companies.

Investments: The Company's aim is to realise its holdings in its investments when they have achieved commercial outcomes in their product developments. It is expected that some of Psiron's investments will reach this stage in current financial year.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

ENVIRONMENTAL ISSUES

The Company's operations are not subject to significant environmental regulation under the law of the Commonwealth and State.

DIVIDENDS

No dividends were paid and the directors did not recommend a dividend to be paid.

SHARE CAPITAL AND OTHER EQUITY SECURITIES

All changes to the capital structure, including options during the year are set out in Note 12 – Issued Capital.

CORPORATE STRUCTURE

The Company is a company limited by shares that is incorporated and domiciled in Australia.

MEETINGS OF DIRECTORS'

During the financial year, 17 meetings of Directors' were held. Attendances were:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr. Bryan Dulhunty (Executive Chairman)	17	17
Assoc. Professor Darren Shafren	17	17
Dr. Dennis Feeney	17	15
Mr. Stephen Jones (resigned 10 April 2006)	10	10
Dr. Wolf Hanisch (resigned 10 April 2006)	10	9
Ms. Julie Nutting (CEO) (resigned 1 February 2006)	5	5

DIRECTORS' QUALIFICATIONS AND EXPERIENCE

Details of the Company's directors in office at the date of this report are as follows:

Mr. Bryan Dulhunty BEc ACA - Executive Chairman (appointed Executive Chairman 10 April 2006. Appointed non-executive director 25 July 2002)

Mr Dulhunty is a Chartered Accountant with over 25 years experience. Bryan has been involved in the biotechnology industry for over 12 years in both listed and non-listed public companies at a senior level. Bryan is currently both a director and Company Secretary of a number of listed and non-listed biotechnology companies. Bryan's prior experience was with a major international accounting firm and one of the world's largest international companies. In 2001, Bryan founded CoSA Pty Ltd as an independent firm providing Corporate Compliance, Financial Management and Company Secretarial services to the biotechnology industry. Mr. Dulhunty resigned as a director of the listed entity Analytica Ltd in December 2005.

Assoc. Professor Darren Shafren - Non-Executive Director (appointed 14 December 2004)

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology. Dr Shafren is the founding inventor of the ViroTarg oncolytic virus technology to which Psiron has secured a worldwide licence.

Dr. Dennis Feeney - Non-Executive Director (appointed 14 December 2004)

Dr Dennis Feeney (MSc PhD) has worked in a variety of senior management roles in the international pharmaceutical industry for the past eighteen years at companies such as Sandoz, Marion Merrell Dow and Pharmacia. During this period, Dr Feeney has held key corporate functional responsibilities for all phases of clinical research (Phase I to Phase IV clinical research), regulatory affairs, health economics and medical services at domestic, regional and international levels. Dr Feeney is Chairman of the Scientific Advisory Board.

Company Secretary - Mr. Bryan Dulhunty BEc ACA - Non-Executive Director (appointed 25 July 2002)

Company Secretarial services for the Company are provided by CoSA Pty Ltd, a company associated with the director, which provides specialised Corporate Compliance, Financial Management and Company Secretarial services to the biotechnology industry.

REMUNERATION REPORT

This report details the nature and amount of remuneration for each director of Psiron Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay rates commensurate necessary to attract and retain the superior skills required to grow an early stage research and development company into a significant international company.

Directors and Specified Executives

Directors

The directors of Psiron Ltd at any time during the financial year were Mr Bryan Dulhunty (Executive Chairman appointed 10 April 2006), Associate Professor Darren Shafren (Non-Executive Director appointed 14 December 2004), Dr Dennis Feeney (Non-Executive Director appointed 14 December 2004), Mr Stephen Jones (Executive Chairman, resigned 10 April 2006), Dr Wolfgang Hanisch (Non-Executive director, resigned 10 April 2006), Ms Julie Nutting (CEO, resigned 1 February 2006).

Director remuneration

The Board policy is to remunerate executive and non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's intellectual property.

Since his appointment as Executive Chairman on 10 April 2006, Bryan Dulhunty has provided his services through his Company CoSA Pty Ltd based on an hourly fee of $135. Payments made to CoSA Pty Ltd are set out in Note 22- Related Party Transactions.

Associate Professor Darren Shafren has provided services to the Company as part of the ongoing research and development contract that the Company has with ViroTarg Pty Ltd. Associate Professor Darren Shafren does receive non-executive directors fees.

Dr. Dennis Feeney receives non-executive directors fees and charges consulting fees of $1,800 per day for additional time. Payments made to Dr. Dennis Feeney are set out in the table below.

At the date of this report, the Board is reviewing its remuneration structure for Directors who act in an executive role. When more formal structures are implemented, shareholders, as required by ASX reporting guidelines, will be advised.

The Board determines payments to the non-executive directors based on market practice, duties and accountability. The fees for non-executive directors are not linked to the performance of the Company, however, to align directors interests with shareholder interests, the directors are encouraged to hold shares in the Company.

Company Executives

There was one company executive employed by the Company during the year. Mr Greg Williams was employed as Chief Financial Officer in June 2005 and resigned on 1 February 2006. Company executive fees are not linked to the performance of the Company. However, to align executives' interests with shareholder interests, the executives are encouraged to hold shares in the company.

Details of Key Management Personnel Compensation for the year ended 30 June 2006:

	Short-Term Benefits		**Post Employ-ment**	**Other Long-Term Benefits**	**Equity**	**Total**
Directors	Directors fees and Salary $	Consulting (i) $	Super-annuation $	$	Shares and Options (vii) $	$
Mr. B Dulhunty (ii)	55,240	-	4,972	-	-	60,212
Assoc. Prof D Shafren	50,000	-	4,500	-	-	54,500
Dr. D Feeney	50,000	75,200	4,500	-	-	129,700
Mr. S Jones (iii)	57,836	61,975	5,205	-	-	125,016
Dr. W Hanisch (iv)	38,558	25,200	3,470	-	-	67,228
Ms J Nutting (v)	425,958	-	38,336	-	-	464,294
Total	677,592	162,375	60,983	-	-	900,950

Directors' Report

For the year ended 30 June 2006

REMUNERATION REPORT (continued)

	Short-Term Benefits		Post Employment	Other Long-Term Benefits	Equity	Total
	Directors fees and Salary	Consulting (i)	Superannuation		Shares and Options (vii)	
Executives	$	$	$	$	$	$
Mr G Williams (vi)	177,808	-	16,002	-	36,000	229,810
Total	177,808	-	16,002	-	36,000	229,810

Details of remuneration for the year ended 30 June 2005:

	Directors fees and Salary	Consulting (i)	Superannuation	Other Long-Term Benefits	Shares and Options (vii)	Total
Directors						
Mr B Dulhunty	45,416	-	4,087	-	-	49,503
Assoc Prof D Shafren	27,083	-	2,437	-	220,000	249,520
Dr D Feeney	27,083	37,500	2,437	-	-	67,020
Mr S Jones	67,083	69,900	6,037	-	-	143,020
Dr W Hanisch	45,416	12,600	4,087	-	165,000	227,103
Ms J Nutting	275,167	-	24,178	-	425,000	724,345
Mr R van der Pluijm	9,019		787	-	-	9,806
Total	496,267	120,000	44,050	-	810,000	1,407,317
Executives						
Mr G Williams	8,884	-	800	-	-	9,684
Total	8,884	-	800	-	-	9,684

REMUNERATION REPORT (continued)

(i) Consultancy fees are paid on normal commercial terms.

(ii) Mr B Dulhunty was appointed Executive Chairman on 10 April 2006.

(iii) Mr S Jones resigned 10 April 2006.

(iv) Dr W Hanisch resigned 10 April 2006.

(v) Ms J Nutting resigned 1 February 2006. This figure includes a payment on resignation of $231,667.

(vi) Mr G Williams resigned 1 February 2006. This figure includes a termination payment on resignation of $75,325.

(vii) The accounting standards require the calculation of the deemed value to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options is reflected in this years disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using a Black-Scholes pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. The cost of these options has been calculated by reference to the period between grant date and vesting date and then amortised over that period.

Options Issued as Remuneration

The deemed value of options granted are as follows:

Key Management Person	Number Granted	Value of options granted $ (vii)	% of remuneration	Exercise price $	Expiry date
2006					
Mr Greg Williams	150,000	13,500	6%	0.25	13 June 2010
Mr Greg Williams	150,000	12,000	5%	0.30	13 June 2010
Mr Greg Williams	150,000	10,500	4%	0.40	13 June 2010
2005					
Assoc Prof D Shafren	2,000,000	220,000	88%	0.19	18 Nov 2009
Ms J Nutting	1,500,000	165,000	23%	0.12	18 Nov 2006
Ms J Nutting	1,000,000	150,000	21%	0.30	18 Nov 2009
Ms J Nutting	1,000,000	110,000	15%	0.40	18 Nov 2009
Dr W Hanisch	1,500,000	165,000	73%	0.12	18 Nov 2006

In respect of the 30 June 2006 and 30 June 2005 year ends, all options were issued free of charge, have vested and are exercisable at any date up to the expiry date

Equity instruments provided on exercise of options for the year ended 30 June 2006

During the year ended 30 June 2006 a former director, Mr Stephen Jones, exercised 666,666 options into fully paid shares. No amounts were required to be paid in respect of this conversion.

Directors' Report
For the year ended 30 June 2006

REMUNERATION REPORT (continued)

Equity instruments provided on exercise of options for the year ended 30 June 2005

During the year ended 30 June 2005 a former director, Mr Stephen Jones, exercised 166,667 options into fully paid shares and a company associated with Mr Bryan Dulhunty converted 500,000 options into fully paid shares. No amounts were required to be paid in respect of these conversions.

Key Management Personnel and Equity Interests

Details of director and key management personnel and their equity interests can be found in Note 21 'Key Management Personnel and Equity Interests'.

DIRECTORS' AND AUDITORS' INDEMNIFICATION

The Company has Directors and Officers Liability Insurance.. The policy indemnifies the Company for the wrongful act of a Director or Officer and reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.In both instances the limit of indemnity is $5 million.

DIRECTORS' INTEREST AND BENEFITS

No director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the director received or became entitled to receive the benefit.

NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services by auditors, Bentleys MRI, during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are satisfied that the services disclosed below did not compromise the auditor's independence due to the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

Fees of $10,000 were paid to the auditors for non-audit services (Independent Accountant's Report) during the year ended 30 June 2006.

Signed in accordance with a resolution of the Directors

Bryan Dulhunty
Executive Chairman
Dated: 12 September 2006

Corporate Governance Statement

For the year ended 30 June 2006

The ASX has set out 10 best practice Corporate Governance statements which it recommends listed entities adopt. The ASX states that the it recognises that smaller listed entities may have difficulty in adopting some of the recommendation for a variety of reasons and that each entity should make its own assessment of the practices appropriate to its own circumstances.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2006.

Board Role: The Board is the top level of management of governance of a company, bound by law to act always in the company's best interests. It is installed by shareholders to make sure the company is well managed, is pursing a vision and has a strategy that makes good sense and is likely to deliver strong financial performance.

Board Composition: The structure of the Board is driven by the need to assemble a group of people with integrity and courage who have the experience and skills needed to govern the business and whose mix of personalities auger well for collaboration and the ability to reach decisions while having a variety of views.

At the date of this report the Board comprised three directors.

- Mr Bryan Dulhunty. His skills cover Corporate compliance and the financial needs of the Company. Mr Dulhunty is not deemed independent due to his role as executive director.
- Associate Prof. Darren Shafren. His skills cover the research and development of the Company's core technology. He is deemed not to be independent due to his relationship with the ViroTarg intellectual property.
- Dr Dennis Feeney. His skills cover clinical trials. He is not deemed independent due to the level of consulting fees charged to the Company in the past 3 years.

The skills, experience and expertise relevant to the position of each director are detailed in full in the Director's Report.

The Board is currently reviewing its structure and where appropriate will seek to appoint additional directors to compliment the skills required by the Board to achieve the best financial outcomes for the Company.

At present the Board is of the view that the its current composition will be able to deliver the goals set out under the heading "Boards Role" above.

All directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the Company.

Nomination Committee: The Board has not established a nomination committee. The Board has formed the view, given the Company's size and structure that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by a nomination committee.

Trading policy: The Company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Corporate Governance Statement

For the year ended 30 June 2006

Audit Committee: The Board does not currently have an audit committee. Given the size of the Company the auditors deal directly with the Board itself.

In addition, the Board has taken steps to safeguard the integrity of its financial reports by regular review of periodic management reports which it has the opportunity to discuss these reports at regular board meetings.

Risk oversight and management: The Company is a biotechnology entity at the initial stages of intellectual property development. The investment risk profile of the Company is high and investments in this Company are considered speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the Board is responsible for risk oversight and management. Each Board member is responsible for the a) Identification of risk b) Monitoring risk c) Communication of risk events to the Board; and Responding to risk events, with board authority.

To assist the Board with its responsibility for risk oversight it has established an independent Scientific Advisory Board to be convened by Dr Dennis Feeney to advise the Chairman.

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs.

Given its early stage of development, the financial and organisational risks are considered low, as there are simple financial and organisational structures in place. Success of the Company is dependent upon successful development of the Company's intellectual property.

Performance Evaluation: The Board has not conducted a formal annual performance review this financial year. The Board was significantly restructured during the year it is currently reviewing its most appropriate longer term structure. The Board is aware that the success of the Company is dependent on the performance of the board and key executives.

Remuneration Policies: The Board has not established a remuneration committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a remuneration committee.

The amount of remuneration paid to all directors and executives including all monetary and non-monetary components are detailed in the Remuneration Report section of the Directors' Report. The Board is currently reviewing the most appropriate remuneration structure for all directors and management to ensure appropriate incentives, both short and long term, are in place to attract and retain suitably skilled employees.

Other information: Further information relating to the Company's corporate governance practices and policies has been made available on the Company's website.

Auditor's Independence Declaration
For the year ended 30 June 2006

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF PSIRON LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

12th September 2006
Brisbane

Psiron Ltd
and its controlled entities

Income Statement
for the year ended 30 June 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
Sales Revenue		-	419,233	-	514
Other revenue	2a	69,796	283,479	69,796	270,703
Total Income		**69,796**	**702,712**	**69,796**	**271,217**
Cost of goods sold		-	224,058	-	-
Research and Development costs		2,408,220	1,815,823	2,408,220	1,682,064
Borrowing costs					
- other persons		11,513	-	11,513	-
Amortisation of Intangibles		2,289,856	1,680,387	2,289,856	867,887
Amortisation of Leasehold improvements		-	11,825	-	-
Diminution in value of investments		-	704,200	1,806,287	704,200
Share based payments		46,000	1,058,000	46,000	1,058,000
Depreciation		170,889	97,961	170,889	88,297
Employee costs		1,666,712	1,313,414	1,666,712	862,343
Administration costs		1,434,616	1,155,603	1,434,616	909,519
Total Expenses	2b	**8,027,806**	**8,061,271**	**9,834,093**	**6,172,310**
Share of net (losses) of associates accounted for using the equity method	2c	(1,314,373)	(640,057)	-	-
Profit/(Loss) from ordinary activities before income tax		**(9,272,383)**	**(7,998,616)**	**(9,764,297)**	**(5,901,093)**
Income tax expense	3	-	-		-
Profit/(Loss) from ordinary activities after income tax		**(9,272,383)**	**(7,998,616)**	**(9,764,297)**	**(5,901,093)**
Loss attributable to outside equity interests		-	1,043,546	-	-
Profit/(Loss) attributable to members of the parent entity	14	**(9,272,383)**	**(6,955,070)**	**(9,764,297)**	**(5,901,093**
Total changes in equity other than those resulting from transactions with owners as owners attributable to Psiron Ltd		**(9,272,383)**	**(6,955,070)**	**(9,764,297)**	**(5,901,093)**
Basic Earnings (loss) per share	4	(0.06)	(0.05)		
Diluted Earnings (loss) per share	4	(0.05)	(0.05)		

The accompanying notes form part of these financial statements.

Psiron Ltd
and its controlled entities

Balance Sheet
as at 30 June 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
Current Assets					
Cash and cash equivalents	5	3,357,221	1,407,774	3,357,221	1,407,774
Trade and Other Receivables	6	509,071	447,819	509,071	447,819
Total Current Assets		**3,866,292**	**1,855,593**	**3,866,292**	**1,855,593**
Non-Current Assets					
Plant and equipment	7	565,571	664,666	565,571	664,666
Trade and Other Receivables	6	56,298	56,298	56,298	56,298
Investments	8	4,748,713	3,658,086	5,248,713	4,650,000
Intangible assets	9	3,145,857	2,901,713	3,145,857	2,901,713
Total Non-Current Assets		**8,516,439**	**7,280,763**	**9,016,439**	**8,272,677**
Total Assets		**12,382,731**	**9,136,356**	**12,882,731**	**10,128,270**
Current Liabilities					
Payables	10	2,782,517	365,789	2,782,517	365,789
Provisions	11	66,920	67,369	66,920	67,369
Total Current Liabilities		**2,849,437**	**433,158**	**2,849,437**	**433,158**
Total Liabilities		**2,849,437**	**433,158**	**2,849,437**	**433,158**
Net Assets		**9,533,294**	**8,703,198**	**10,033,294**	**9,695,112**
Equity					
Issued Capital	12	33,560,029	25,903,550	33,560,029	25,903,550
Reserves	13	3,504,000	1,058,000	3,504,000	1,058,000
Accumulated losses		(27,530,735)	(18,258,352)	(27,030,735)	(17,266,438)
		9,533,294	**8,703,198**	**10,033,294**	**9,695,112**

The accompanying notes form part of these financial statements.

Psiron Ltd
and its controlled entities

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2006

ECONOMIC ENTITY

	Share Capital $	Accumulated Losses $	Reserves $	Total $
Balance at 1 July 2004	16,209,985	(12,787,937)	-	3,422,048
Loss for year	-	(6,955,070)	-	(6,955,070)
Accumulated losses no longer consolidated	-	1,484,655	-	1,484,655
Shares issued to acquire intellectual property	769,600	-	-	769,600
Exercise of options	96,360	-	-	96,360
Share based expense	-	-	1,058,000	1,058,000
Issue of share capital	9,221,645	-	-	9,221,645
Cost of capital raising	(394,040)	-	-	(394,040)
Balance at 30 June 2005	**25,903,550**	**(18,258,352)**	**1,058,000**	**8,703,198**

	Share Capital $	Accumulated Losses $	Reserves $	Total $
Balance at 1 July 2005	25,903,550	(18,258,352)	1,058,000	8,703,198
Loss for year	-	(9,272,383)	-	(9,272,383)
Shares issued to acquire intellectual property	534,000	-	-	534,000
Exercise of options	89,000	-	-	89,000
Debt converted to shares	675,575	-	-	675,575
Share based expense	-	-	46,000	46,000
Issue of share capital	6,846,615	-	-	6,846,615
Cost of capital raising	(488,711)	-	-	(488,711)
Unrealised gain on investment	-	-	2,400,000	2,400,000
Balance at 30 June 2006	**33,560,029**	**(27,530,735)**	**3,504,000**	**9,533,294**

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2006

PARENT ENTITY

	Share Capital $	Accumulated Losses $	Reserves $	Total $
Balance at 1 July 2004	16,209,985	(11,365,345)	-	4,844,640
Loss for year	-	(5,901,093)	-	(5,901,093)
Shares issued to acquire intellectual property	769,600	-	-	769,600
Share based expense	-	-	1,058,000	1,058,000
Exercise of options	96,360	-	-	96,360
Issue of share capital	9,221,645	-	-	9,221,645
Cost of capital raising	(394,040)	-	-	(394,040)
Balance at 30 June 2005	**25,903,550**	**(17,266,438)**	**1,058,000**	**9,695,112**

	Share Capital $	Accumulated Losses $	Reserves $	Total $
Balance at 1 July 2005	25,903,550	(17,266,438)	1,058,000	9,695,112
Loss for year	-	(9,764,297)		(9,764,297)
Shares issued to acquire intellectual property	534,000	-	-	534,000
Exercise of options	89,000	-	-	89,000
Debt converted to shares	675,575	-	-	675,575
Share based expense	-	-	46,000	46,000
Issue of share capital	6,846,615	-	-	6,846,615
Cost of capital raising	(488,711)	-	-	(488,711)
Unrealised gain on investment	-	-	2,400,000	2,400,000
Balance at 30 June 2006	**33,560,029**	**(27,030,735)**	**3,504,000**	**10,033,294**

The accompanying notes form part of these financial statements.

Psiron Ltd
and its controlled entities

CASH FLOW STATEMENT

for the year ended 30 June 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
Cash Flows from Operating Activities	14				
Receipts from customers		27,606	628,126	27,606	172,124
Payments to suppliers and employees		(5,407,980)	(4,591,823)	(5,407,980)	(3,556,706)
Interest received		43,030	119,472	43,030	106,696
Finance Costs		(1,428)	-	(1,428)	-
Net cash provided by/ (used in) operating activities		**(5,338,772)**	**(3,844,225)**	**(5,338,772)**	**(3,277,886)**
Cash Flows from Investing Activities					
Investment in non-listed entity					
- InJet Digital Aerosols Inc		-	(244,200)	-	(244,200)
Investment in associated company					
- CBio Limited		-	(600,000)	-	(600,000
- Analytica Limited		(5,000)	-	(5.000)	-
Investment in IP					
- ViroTarg			(3,000,000)		(3,000,000)
- Burette		-	(60,000)	-	-
Disposal of controlled entity		-	(1,270,761)	-	-
Security deposit		16,861	(56,298)	16,861	(56,298)
Payments for property, plant and equipment		(76,347)	(639,767)	(76,347)	(639,767)
Net cash provided (used in) investing activities		**(64,486)**	**(5,871,026)**	**(64,486)**	**(4,540,265)**
Cash Flows from Financing Activities					
Proceeds from Share Issue		6,956,962	9,479,655	6,956,962	9,318,005
Costs of fund raising		(154,257)	(394,041)	(154,257)	(394,041)
Proceeds from borrowings		550,000	-	550,000	-
Net cash provided by/ (used in) financing activities		**7,352,705**	**9,085,614**	**7,352,705**	**8,923,964**
Net (decrease)/ increase in cash held		**1,949,447**	**(629,637)**	**1,949,447**	**1,105,813**
Cash at the beginning of the year		1,407,774	2,037,411	1,407,774	301,961
Closing cash at the end of the year	5	**3,357,221**	**1,407,774**	**3,357,221**	**1,407,774**

The accompanying notes form part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

The financial report covers the economic entity of Psiron Ltd and controlled entities, and Psiron Ltd as an individual parent entity. Psiron Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Psiron Ltd and controlled entities, and Psiron Ltd as an individual parent entity, comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

As this is the first financial report prepared under Australian equivalents to IFRS, the accounting policies applied are inconsistent with those applied in the 30 June 2005 annual report as this report was presented under the previous Australian GAAP. Accordingly, a summary of the significant accounting policies under the Australian equivalents to IFRS has been included below. A reconciliation of equity and profit and loss between previous GAAP and Australian equivalents to IFRS has been prepared and is set out under Accounting Policies note o).

The following is a summary of the significant material accounting policies adopted by the economic entity in the preparation of the financial report.

Going Concern

The financial report for the year ended 30 June 2006 is prepared on a going concern basis.

The company's forward cash-flow projections currently indicate that the company will be required to raise additional funds to meet forecast cash needs. The directors have considered this position and have assessed available funding options and believe should funding be required that sufficient funds could be sourced to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Accounting Policies

a) Principles of Consolidation

A controlled entity is any entity controlled by Psiron Ltd. Control exists where Psiron Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Psiron Ltd to achieve the objectives of Psiron Ltd.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

a) Principles of Consolidation continued

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results were included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

The economic entity comprises the financial report of Psiron Ltd and of its controlled entities. Details of the controlled entities are contained in Note 15- Controlled Entities

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

c) Financial Instruments

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirements of AASB139 Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

d) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

An assets carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

f) Investments in Associates

Investments in associate companies are recognized in the financial statements by applying the equity method of accounting. The equity method of accounting recognized group's share of post-acquisition reserves of its associates.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

g) Intangible Assets

Patents and Trademarks

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 20 years. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

Intellectual Property- ViroTarg Licence

Intellectual property has been brought to account at cost of acquisition. It has currently been amortised over a two year period to November 2006. On the assignment of the Intellectual Property, which is expected within the next few months, the intellectual property will be written off over the expected life of the patent.

h) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus non related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

i) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Revenue from the rendering of a service is recognised upon the delivery of services.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

All revenue is stated net of the amount of goods and services tax (GST).

k) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

l) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

m) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Receivables and Payables in the balance sheet are shown inclusive of GST.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to confirm with changes in presentation for the current year.

o) First-time adoption of Australian equivalents to International Financial Reporting Standards

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting principles (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

o) First-time adoption of Australian equivalents to international reporting standards continued.

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described elsewhere in Note 1. In preparing these financial statements, the Company has started from an opening balance sheet as at 1 July 2004, the Company's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS.*

This note explains the principal adjustments made by the Company in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Explanation of material adjustments to the cash flow statement
There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

(1) Reconciliation of Equity and Profit and Loss for the year ended 30 June 2004 and as at 1 July 2004

The first-time adoption of Australian Equivalents to International Financial Reporting Standards has not resulted in any changes to the financial statements or financial results for the year ending 30 June 2004 and as at 1 July 2004.

(2) Reconciliation of Equity and Profit and Loss for the year ended 30 June 2005

The first-time adoption of Australian Equivalents to International Financial Reporting Standard has only resulted in one change to the financial statements and financial results. As a result of the issue of options on 18 November 2004 the company has now recorded a share based cost. No other adjustments were required in the period to 30 June 2005.

Reconciliation of Equity	$
Total Equity under AGAAP – 30 June 2005	8,703,198
Option Reserve increases as a result of the Recognition of Share based expense on options issued on 18 November 2004	1,058,000
Accumulated losses increase as a result of the Recognition of Share based expenses on options issued on 18 November 2004	(1,058,000)
Total Equity under AIFRS – 30 June 2005	8,703,198

Reconciliation of Profit and Loss	
Loss after tax as previously reported	5,897,070
Recognition of share based expense on options issued on 18 November 2004	1,058,000
Loss after tax under AIFRS	6,955,070

Notes to the Financial Statements
For the year ended 30 June 2006

2 PROFIT/(LOSS) FROM ORDINARY ACTIVITIES	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Profit/(Loss) from ordinary activities before income tax has been determined after				
a) Revenues				
Other revenue				
BioBusiness NSRD Grant	7,455	-	7,455	-
Sorafin BIF Grant	-	73,174	-	73,174
Sorafin BioFirst Grant	-	90,833	-	90,833
Rental income	12,053	-	12,053	-
Consulting income	7,120	-	7,120	-
Interest received	42,755	119,472	42,755	106,696
Other	413	-	413	-
	69,796	283,479	69,796	270,703
b) Expenses				
Operating lease rentals	-	82,404	-	-
Remuneration of the auditor of the parent entity				
- auditing and reviewing the financial reports	28,350	30,050	28,350	21,050
- other services	10,000	-	10,000	-
c) Share of net profits/(losses) of associated accounted for using the equity method				
Share of profit/(loss)	(937,276)	(640,057)	-	-
Impairment losses	(377,097)	-	-	-
Share of net (loss)	(1,314,373)	(640,057)	-	-

3. INCOME TAX

The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(2,781,715)	(2,399,584)	(2,929,289)	(1,770,486)
Add Tax effect of:				
-non- deductible legal fees	2,115	266,077	2,115	266,077
-non-deductible share based expense	13,800	317,400	13,800	317,400

3. INCOME TAX continued	**Economic Entity**		**Parent Entity**	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
. non-deductible diminution in value of investments	-		541,886	-
- non-deductible amortisation of intellectual property	686,956	504,116	686,956	260,336
- non-deductible share of equity accounted loss	394,312	192,017	-	-
Future Income tax benefit (recognize)/ not recognized	(1,684,532)	(1,119,974)	(1,684,532)	(926,673)
Income tax benefit attributable to loss from ordinary activities before income tax	-	-	-	-
Franking Account	-	-	-	-

The directors estimate the potential future income tax benefit at 30 June 2006 in respect of tax losses not brought to account for the economic entity is $10,862,024 and for the parent entity $10,265,966.

This benefit for tax losses will only be obtained if:

(i) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;
(ii) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the economic entity in realising the benefit from the deductions for the losses.

4. EARNINGS PER SHARE		
Basic earnings (loss) per share	(0.06)	(0.05)
Diluted earnings (loss) per share	(0.05)	(0.05)
Income and share data used in the calculations of basic and diluted earnings per share		
Net Profit/(Loss)	(9,272,383)	(6,955,070)
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	155,828,451	122,673,128
Effect of dilutive securities	15,426,370	6,279,452
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share	171,254,821	128,952,580

Notes to the Financial Statements

For the year ended 30 June 2006

	Economic Entity		Parent Entity	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
5. CASH AND CASH EQUIVALENTS				
Cash at Bank	1,254,497	639,305	1,254,497	639,305
Short-Term Investments	2,102,724	768,469	2,102,724	768,469
	3,357,221	**1,407,774**	**3,357,221**	**1,407,774**
6. RECEIVABLES				
Current				
Trade debtors	-	565	-	565
Other receivables	509,071	447,254	509,071	447,254
	509,071	**447,819**	**509,071**	**447,819**
Non-Current				
Other receivables	56,298	56,298	56,298	56,298
	56,298	**56,298**	**56,298**	**56,298**
7. PLANT AND EQUIPMENT				
Plant & Equipment - at Cost	824,300	755,051	824,300	755,051
Accumulated Depreciation	(258,729)	(90,385)	(258,729)	(90,385)
	565,571	**664,666**	**565,571**	**664,666**
Reconciliation of the carrying amounts at the beginning and end of the current and previous year				
Carrying amounts at beginning of year	664,666	69,333	664,666	4,262
Additions	76,346	749,677	76,346	749,677
Disposals at WDV	(4,552)	(976)	(4,552)	(976)
Deconsolidation of Analytica	-	(65,071)	-	-
Depreciation expense	(170,889)	(88,297)	(170,889)	(88,297)
Balance at end of year	565,571	664,666	565,571	664,666
Leasehold Improvements				
Carrying amounts at beginning of year	-	65,646	-	-
Deconsolidation of Analytica	-	(65,646)	-	-
Balance at end of year	-	-	-	-

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
8. (a) INVESTMENTS				
Investment in unlisted entiies at fair value				
-CBio Ltd	3,600,000	1,200,000	3,600,000	1,200,000
-InJet Digital Aerosols Inc	704,200	704,200	704,200	704,200
Provision for diminution in value	(704,200)	(704,200)	(704,200)	(704,200)
	-	-	-	-
Investment in equity accounted associates				
-InJet Digital Aerosols Ltd	-	116,786	500,000	500,000
-Analytica Ltd	1,525,810	2,341,300	2,955,000	2,950,000
Provision for diminution in value	-	-	(1,806,287)	-
Impairment losses	(377,097)	-	-	-
	1,148,713	2,341,300	1,148,713	2,950,000
Total Investments	**4,748,713**	**3,658,086**	**5,248,713**	**4,650,000**

The Directors have reviewed the carrying value of the investments and believe they are stated at fair value.

CBio Limited (4.7% ownership interest) is a biotech development company based in Queensland. It is developing technology based on Chaperonin 10. At 30 June 2006, the directors revalued the investment in CBio Limited to $3.00 per share which is deemed to be fair value. This was based on the fact that over the last 2 years the investment has been trading at $3.00 per share and in August 2006, 2.5m shares were traded at $6.00 per share. As the investment is treated as an available-for-sale financial asset, the unrealized gain of $2,400,000 arising from the revaluation has been taken to equity.

InJet Digital Aerosols Limited (IDAL) (45.3% ownership interest) has an interest in intellectual property relating to the administration of drugs via inhalation using inkjet printer cartridge technology. IDAL has a licence agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and it is entitled to royalties on future commercialisation of the product by Canon. Under the agreement, Canon is responsible for completing the development, clinical trialling and regulatory approval necessary to get the technology to market.

Analytica Ltd (26.7% ownership interest) is a listed biotech (ALT) developing medical devices.

Notes to the Financial Statements
For the year ended 30 June 2006

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
8. (b) INVESTMENTS Accounted for using the equity method				
IDAL (45.3% ownership interest)				
Share of associate's net profit/(loss) after tax	(134,638)	(31,357)	-	-
Prior year shortfall carried forward	(31,357)	-	-	-
Share of net profit/(loss)	(165,995)	(31,357)	-	-
Carrying amount of investment				
Balance at beginning of year	116,786	148,143	-	-
New investment	-	-	-	-
Share of loss on dilution of investment	(14,043)	-		
Share of loss to extent of carrying amount	(102,743)	(31,357)	-	-
Carrying amount of investment in associate at end of year	-	116,786	-	-
Share of associate's assets and liabilities				
Current Assets	68,656	118,617	-	-
Non-current assets	-	873	-	-
Current liabilities	(100,524)	(17,518)	-	-
Net Assets	(31,868)	101,972	-	-
Accumulated losses attributable to associate				
Balance at beginning of year	(383,214)	(351,857)	-	-
Share of associate's net profits/(losses)	(134,638)	(31,357)	-	-
Balance at end of year	(517,852)	(383,214)	-	-

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
8. (b) INVESTMENTS Accounted for using the equity method continued	$	$	$	$
Analytica (26.7% ownership interest)				
Share of associate's net profit/(loss) after tax	(820,490)	(608,700)	-	-
Prior year shortfall carried forward	-	-	-	-
Share of net (loss)	(820,490)	(608,700)	-	-
Carrying amount of investment				
Balance at beginning of year	2,341,300	-	-	-
New investment	5,000	2,950,000	-	-
Share of loss to extent of carrying amount	(820,490)	(608,700)	-	-
Impairment Losses	(377,097)	-	-	-
Carrying amount of investment in associate at end of year	1,148,713	2,341,300	-	-
Share of associate's assets and liabilities				
Current Assets	89,876	311,415	-	-
Non-current assets	29,625	616,517	-	-
Current liabilities	(24,652)	(63,083)	-	-
Net Assets	94,849	864,849	-	-
Accumulated losses attributable to associate				
Balance at beginning of year	(608,700)	-	-	-
Share of associate's net profits/(losses)	(820,490)	(608,700)	-	-
	(1,429,190)	(608,700)		

Notes to the Financial Statements

For the year ended 30 June 2006

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
9. INTANGIBLE ASSETS				
Intellectual property				
ViroTarg Licence (i)	6,303,600	3,769,600	6,303,600	3,769,600
Accumulated amortisation	(3,157,743)	(867,887)	(3,157,743)	(867,887)
	3,145,857	2,901,713	3,145,857	2,901,713
Movements In Intellectual Property				
ViroTarg Licence				
Balance at beginning of year	2,901,713	-	2,901,713	-
Cash payment under licence agreement	-	3,000,000	-	3,000,000
Issue of shares on milestone at $0.19	295,500	481,000	295,500	481,000
Issue of shares on milestone at $0.17	88,500	288,600	88,500	288,600
Cash payment on production milestone	2,000,000	-	2,000,000	-
Issue of shares on production milestone at $0.15	150,000	-	150,000	-
Less: Accumulated amortisation	(2,289,856)	(867,887)	(2,289,856)	(867,887)
Balance at end of year	3,145,857	2,901,713	3,145,857	2,901,713

(i) Acquisition of Intellectual Property – ViroTarg Licence Agreement.

On 4th August 2004 Psiron signed a worldwide licence agreement with ViroTarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates Ltd and SciCapital Pty Ltd. The licence agreement which focuses Psiron as a leading anti-cancer biotechnology company, covers the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses ("Virotherapy") for the treatment of a range of different cancers.

The licence agreement requires consideration in the form of cash and the issue of shares based on various dates and milestones being met.

The intellectual property has been brought to account at cost of acquisition and is being amortised over a two year period ending November 2006. On the assignment of the intellectual property, which is expected within the next few months, the intellectual property will be written off over the expected life of the patent.

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
10. TRADE & OTHER PAYABLES				
Current				
Trade creditors	2,380,736	142,916	2,380,736	142,916
Other unsecured	401,781	222,873	401,781	222,873
	2,782,517	365,789	2,782,517	365,789

11. PROVISIONS	Audit Services $	Tax returns $	Employ-ment Benefits $	Fringe Benefits Tax $	Annual Report Costs $	Total $
At 1 July 2005	11,500	17,500	23,369	-	15,000	67,369
Additional provisions	28,350	10,720	7,055	11,470	32,712	90,307
Amounts Used	(21,850)	(13,220)	(22,868)	(9,106)	(23,712)	(90,756)
Unused Amounts Reversed	-		-	-	-	-
At 30 June 2006	**18,000**	**15,000**	**7,556**	**2,364**	**24,000**	**66,920**

Audit Services: A provision is recognised for estimated costs in respect of the 30 June 2006 audit of the Company. The provision for Audit Services has been based on costs incurred for previous full-year audits. It is expected that these costs will be incurred within three months of the balance sheet date.

Tax Compliance: A provision is recognized for estimated costs in respect of the preparation of the Company's 2005 and 2006 Income Tax Return and associated tax compliance matters. The provision for Tax compliance is based on costs incurred for previous years' tax compliance services. It is expected that these costs will be incurred by 30 June 2007.

Employee Benefits: A provision is recognized for the estimated costs in respect of employment benefits payable to company employees. The provision for employee benefits includes an amount for accrued annual leave and statutory superannuation payable on the accrued leave. It is expected that these costs will be incurred by 30 June 2007.

Fringe Benefits Tax: A provision is recognized for the estimated fringe benefits tax payable by the company. It is expected that these costs will be incurred by 31 March 2007.

Annual Report Costs: A provision is recognized for estimated costs incurred in producing the company's 2006 Annual Report. It is expected that these costs will be incurred by 30 June 2007.

At 30 June 2006 the economic entity had 6 Full Time Equivalent employees and 2 part-time employees (2005: 11 Full Time Equivalents).

Notes to the Financial Statements

For the year ended 30 June 2006

12. ISSUED CAPITAL		PARENT ENTITY 2006 $	PARENT ENTITY 2005 $	PARENT ENTITY 2006 Number	PARENT ENTITY 2005 Number
Ordinary shares	(a)	33,560,029	25,903,550	194,435,636	143,239,825
Unlisted Options					
- Employee	(b)			1,570,000	1,370,000
- Other	(c)			13,050,000	14,841,666

(a) Ordinary shares				
At the beginning of the reporting period	25,903,550	16,209,985	143,239,825	91,424,930
Shares Issued during the year				
-Share Placement (i)	2,100,000	-	12,000,000	-
-Share Purchase Plan (ii)	728,595	-	4,163,511	-
-Share Placement (iii)	2,119,850	-	14,132,336	-
- Rights Issue (iv)	2,573,745	-	17,158,298	-
-Share placement	-	2,527,000	-	13,300,000
-Exercise of options	89,000	96,360	741,666	1,041,667
-ViroTarg licence allotment (v)	534,000	769,600	3,000,000	4,000,000
-November 2004 Rights Issue	-	6,694,645	-	33,473,228
-Cost of fund raising	(488,711)	(394,040)	-	-
At the end of the reporting period	33,560,029	25,903,550	194,435,636	143,239,825

(i) $2.1m Share Placement – shares offered at 17.5cents.

(ii) Share Purchase Plan – shareholders given the opportunity to purchase up to $5,000 of ordinary shares at 17.5 cents.

(iii) Private placement to sophisticated investors at 15.0 cents.

(iv) Non-Renounceable rights issue under Prospectus dated May 2006 at 15.0 cents.

(v) Shares issued to ViroTarg under Licence Agreement dated 4th August 2004 at the volume weighted average price ('VWAP').

Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

12. ISSUED CAPITAL (continued)	PARENT ENTITY 2006 $	2005 $	PARENT ENTITY 2006 Number	2005 Number
(b) Unlisted Options - Employee share scheme				
Movements in options issued under the employee share scheme during the year	-	-	100,000	300,000
Number at the beginning of the reporting period	-	-	1,470,000	1,170,000
Number at the end of the reporting period	-	-	1,570,000	1,470,000

Employee share scheme options – Date issued	Number of options	Expiry date	Exercise Price
31 August 1999	150,000	30 Aug 09	24.5 cents
21 October 1999	1,000,000	21 Oct 09	43.5 cents
18 April 2001	20,000	18 April 11	34.5 cents
24 February 2005	300,000	24 Feb 10	20.0 cents
31 December 2005	100,000	19 June 10	20.0 cents
Total on issue	**1,570,000**		

The employee share scheme options are issued on the following terms:

(a) each option entitles the participant to acquire an unissued ordinary share in the Company;

(b) allocations of options will be limited to 15% of issued shares in the Company;

(c) options are unlisted and are not transferable;

(d) options not exercised within the prescribed period will lapse;

(e) each option has no voting or dividend rights;

(f) upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Also, where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price issued in such cases.

12. ISSUED CAPITAL (continued)	PARENT ENTITY 2006 $	2005 $	PARENT ENTITY 2006 Number	2005 Number
(c) Other unlisted options issued				
Movements in options issued during the year				
Number at the beginning of the reporting period			14,841,666	5,533,333
- Issued			450,000	10,600,000
- Exercised			(741,666)	(1,041,667)
- Lapsed			(1,500,000)	(250,000)
Number at the end of the reporting period			13,050,000	14,841,666

	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Perfume Only Pty Ltd <Tiger Trust>	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust>	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
Ijong Pty Ltd	1,500,000	-	-	-	1,500,000	18 Nov 2006	$0.12
Darren Shafren	2,000,000	-	-	-	2,000,000	18 Nov 2009	$0.1924
Richard Barry	1,000,000	-	-	-	1,000,000	18 Nov 2009	$0.1924
Susanne Johansson	750,000	-	-	-	750,000	18 Nov 2009	$0.1924
Gough Au	750,000	-	-	-	750,000	18 Nov 2009	$0.1924
S Smith	100,000	-	-	-	100,000	18 Nov 2009	$0.1924
J Nutting	1,500,000	-	-	-	1,500,000	18 Nov 2006	$0.12
J Walsh	1,000,000	-	-	-	1,000,000	28 Dec 2007	$0.1924
J Nutting	1,000,000	-	-	-	1,000,000	18 Nov 2009	$0.30
J Nutting	1,000,000	-	-	-	1,000,000	18 Nov 2009	$0.40

12. ISSUED CAPITAL(continued)

	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
G.Williams (i)	-	150,000	-	-	150,000	13 June 2010	$0.25
G.Williams (i)	-	150,000	-	-	150,000	13 June 2010	$0.30
G.Williams (i)	-	150,000	-	-	150,000	13 June 2010	$0.40
Sir James Killen	250,000	-	-	250,000	-	27 Nov 2005	$0.3952
Colorado Investments Pty Ltd	500,000	-	-	500,000	-	27 Nov 2005	$0.9952
Colorado Investments Pty Ltd	500,000	-	-	500,000	-	27 Nov 2005	$1.4952
Mr Stephen Jones	916,666	-	666,666	250,000	-	31 Dec 2005	$0.1200
Sir James Killen	75,000	-	75,000	-	-	31 Dec 2005	$0.1200
	14,841,666	**450,000**	**741,666**	**1,500,000**	**13,050,000**		

(i) 450,000 options were issued to Mr G.Williams on 22 November 2005.

The following terms and conditions apply to other options issued:

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;

(b) the options are unlisted and not transferable;

(c) options not exercised in the prescribed period will lapse;

(d) each option has no voting or dividend rights.

If all unlisted options are exercised in accordance with their terms of issue, 14,620,000 shares would be issued (2005: 16,211,666) and Contributed Equity would increase by $2.5m (2005: $3m).

	ECONOMIC ENTITY		PARENT ENTITY	
	2006 $	**2005 $**	**2006 $**	**2005 $**
13 RESERVES				
Options reserve (i)	1,104,000	1,058,000	1,104,000	1,058,000
Unrealised Gains reserve (ii)	2,400,000	-	2,400,000	-
TOTAL	**3,504,000**	**1,058,000**	**3,504,000**	**1,058,000**

Notes to the Financial Statements

For the year ended 30 June 2006

13 RESERVES continued	ECONOMIC ENTITY		PARENT ENTITY	
	2006 $	2005 $	2006 $	2005 $
Movements :				
(i) Option reserve				
Balance at beginning of year	1,058,000	-	1,058,000	-
Cost of share-based payments	46,000	1,058,000	46,000	1,058,000
Balance at end of year	**1,104,000**	**1,058,000**	**1,104,000**	**1,058,000**

Nature and purpose of Option reserve

The Options reserve records items recognised as an expense on payment of share-based consideration.

(ii)Unrealised Gains reserve				
Balance at beginning of year	-	-	-	-
Unrealised gains on investment				
- CBio Limited	2,400,000	-	2,400,000	-
Balance at end of year	**2,400,000**	-	**2,400,000**	-

Nature and purpose of Unrealised Gains reserve

The Unrealised gains reserve records unrealised gains arising from changes in the fair value of available-for-sale financial assets.

Notes to the Financial Statements

For the year ended 30 June 2006

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
14. CASH FLOW INFORMATION				
(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax				
Net Cash Inflow/(Outflow) from Operating Activities	(5,338,772)	(3,844,225)	(5,338,772)	(3,277,886)
Non-Cash Items				
Depreciation and Amortisation	(2,460,745)	(1,789,633)	(2,460,745)	(956,184)
Loss on disposal of assets	(4,552)	-	(4,552)	-
Share based payments	(46,000)	(1,058,000)	(46,000)	(1,058,000)
Interest on loan converted to equity	(10,075)	-	(10,075)	-
Share of loss of associate accounted for using the equity method	(1,314,373)	(640,057)	-	-
(Decrease)/increase in Receivables	61,252	(36,868)	61,252	69,118
Prepayments	-	144,676	-	196,726
(Decrease)/increase in Inventories	-	(224,659)	-	-
(Increase)/decrease in accounts Payables	(149,067)	83,189	(149,067)	(160,117)
Provisions	449	71,161	449	(10,550)
Provision for diminution of Investment	-	(704,200)	(1,806,287)	(704,200)
Other	(10,500)	-	(10,500)	-
Loss from ordinary activities after Income Tax	(9,272,383)	(7,998,616)	(9,764,297)	(5,901,093)

(i) Financing Facilities: At 30 June 2006 the parent entity and its controlled entities had no credit standby arrangements or used or unused loan facilities.

Notes to the Financial Statements

For the year ended 30 June 2006

15. CONTROLLED ENTITIES

Name	Country of Incorp-oration	% Owned 2006 %	% Owned 2005 %	Contributions to Economic Entity Operating Profit/(Loss) 2006 $	Contributions to Economic Entity Operating Profit/(Loss) 2005 $
Controlled entities and contribution to Economic Entity Loss:					
Psiron Ltd	Australia			(7,958,010)	(5,901,093)
Analytica Ltd (no longer Consolidated (i))				-	(413,920)
Wholly owned subsidiaries of Psiron Ltd:					
- MS Therapeutics Pty Ltd	Australia	100	100	-	-
-Medical Innovations Ltd	Australia	100	100	-	-
-Diagnostics Australia PL	Australia	100	100	-	-
Share of net (losses) of associate accounted for using the equity method				(1,314,373)	(640,057)
				(9,272,383)	**(6,955,070)**

(i) Analytica Ltd was consolidated up to 30 November 2004 which resulted in losses of $413,920 being taken up in the economic entity in the year ended 30 June 2005.

16. DISCONTINUING OPERATIONS

As a result of changes made to the composition of the Board of Analytica Ltd on 30 November 2004, Psiron ceased to control Analytica Ltd. This loss of control resulted in Psiron ceasing to consolidate Analytica.

17. SEGMENT INFORMATION

Industry Segment	Diagnostics 2006 $	Diagnostics 2005 $	Corporate 2006 $	Corporate 2005 $	Consolidated 2006 $	Consolidated 2005 $
Operating revenue						
Sales to customers	-	418,719	-	514	-	419,233
Other		-	69,796	283,479	69,796	283,479
Segment Revenue	**-**	**418,719**	**69,796**	**283,993**	**69,796**	**702,712**

17. SEGMENT INFORMATION continued

Industry Segment	Diagnostics		Corporate		Consolidated	
	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Share of net (losses) of associate accounted for using the equity method	-	-	(1,314,373)	(640,057)	(1,314,373)	(640,057)
Segment Result	-	**(1,457,466)**	**(9,272,383)**	**(6,541,150)**	**(9,272,383)**	**(7,998,616)**
Segment Assets	-	-	12,382,731	10,128,270	12,382,731	9,136,356
Segment Liabilities	-	-	2,849,437	433,158	2,849,437	433,158
Investments accounted for using the equity method.	-	-	4,748,713	4,650,000	4,748,713	3,658,086
Ordinary operating expenses are after charging:						
- Depreciation and Amortisation	-	21,489	170,889	88,297	170,889	109,786
- Amortisation of IP	-	812,500	2,289,856	867,887	2,289,856	1,680,387
- R and D costs	-	133,759	2,408,220	1,682,064	2,408,220	1,815,823
Assets acquired	-	-	76,346	749,677	76,346	749,677

The economic entity derived income during the year ended 30 June 2006 as follows:

- Income from investment of surplus funds to support the economic entity's biotechnology, medical research and development programs.
- Grant income in relation to business development of corporate profile from the Department of State and Regional Development BioBusiness Program.
- Rental income from sub-letting office space.

Geographical Segment
The activities of the Company take place principally in Australia.

18. CAPITAL AND LEASING COMMITMENTS

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
Operating Lease Commitments	$	$	$	$
-Non-cancellable operating lease contracted for but not capitalised in the financial statements payable				
- not later than 1 year	92,502	102,360	92,502	102,360
- later than 1 year but not later than 2 years	-	52,180	-	52,180
	92,502	154,540	92,502	154,540

18. CAPITAL AND LEASING COMMITMENTS continued

The Operating lease commitment relates to:

(i) the lease of the office facilities, which have a currency of two years with no option to renew. In addition to the rentals payable, the lessee is responsible for defined outgoings and all rentals are subject to annual reviews based on specific consumer price indices;

(ii) the lease of a laboratory facility at The Australian National University used by the Company for virus packaging and dispensing. The licence had a currency of 6 months with an option to renew for a further 6 months which the Company has taken up.

19. CONTINGENT LIABILITIES/GUARANTEE

Psiron and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

Under the ViroTarg Licence agreement Psiron is obligated to fund the remainder of the senior researchers employment contracts until July 2007.

At the date of this report there are no other known contingent liabilities.

20. FINANCIAL INSTRUMENTS

The economic entity's exposure to interest rate risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities, is as follows:

	Weighted average effective interest rate		Economic Entity	
	2006 %	2005 %	2006 $	2005 $
Financial Assets				
Floating Interest rate				
- Cash at bank	3.0	1.5	3,357,221	1,407,774
Non Interest Bearing				
- Receivables	-	-	509,071	447,819
Total Financial assets			3,866,292	1,855,593
Financial Liabilities				
Non Interest	-	-		
- Trade and Sundry creditors	-	-	2,782,517	365,789
Total Financial Liabilities			2,782,517	365,789

Net fair value: All financial assets and liabilities are shown at their net fair value.

21. KEY MANAGEMENT PERSONNEL AND EQUITY INTERESTS

The key management personnel employed by the company at any time during the year were:

Mr Bryan Dulhunty	Executive Chairman (appointed 10 April 2006)
Assoc Prof Darren Shafren	Non-Executive Director
Dr Dennis Feeney	Non-Executive Director
Mr Stephen Jones	Chairman (resigned 10 April 2006)
Dr Wolfgang Hanisch	Non-Executive Director (resigned 10 April 2006)
Ms Julie Nutting	Chief Executive Officer (resigned 1 February 2006)
Mr Greg Williams	Chief Financial Officer (resigned 1 February 2006)

The following table sets out each key management persons' relevant interest in securities of the Company or a related body corporate during the year and at the date of this report.

(i) Ordinary Shares

	Balance 01/07/05	(Shares Disposed)	Shares Acquired	Options exercised	Balance 30/6/06
Mr B Dulhunty	500,000	-	125,000	-	625,000
Assoc Professor D Shafren	1,024,000	-	-	-	1,024,000
Dr D Feeney	-	-	-	-	-
Mr S Jones (i)	233,334	(217,500)		666,666	682,500
Total	1,757,334	(217,500)	125,000	666,666	2,331,500

(i) Mr Stephen Jones resigned 10 April 2006. Balance represents equity holding at that date.
(ii) Dr Wolfgang Hanisch resigned 10 April 2006, Ms J Nutting and Mr G Williams resigned 1 February 2006. They held no ordinary shares during this period.

(ii) Non-Listed Option Holdings

	Opening Balance 01/07/05	Issued during year	Exercised during year	Expired during year	Closing Balance 30/06/06	Expiry Date	Exercise Price
Directors							
DFCT Pty Ltd (i)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (i)	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
Assoc Prof Darren Shafren	2,000,000	-	-	-	2,000,000	18 Nov 2009	$0.1924

Notes to the Financial Statements
For the year ended 30 June 2006

21. KEY MANAGEMENT PERSONNEL AND EQUITY INTERESTS continued

	Opening Balance 01/07/05	Issued during year	Exercised during year	Expired during year	Closing Balance 30/06/06	Expiry Date	Exercise Price
Directors							
Mr S Jones (ii)	916,666	-	666,666	250,000	-	31 Dec 2005	$0.1200
Ijong Pty Ltd (iii)	1,500,000	-	-	-	1,500,000	18 Nov 2006	$0.1200
Ms J Nutting (iv)	1,500,000	-	-	-	1,500,000	18 Nov 2006	$0.1200
Ms J Nutting (iv)	1,000,000	-	-	-	1,000,000	18 Nov 2009	$0.3000
Ms J Nutting (iv)	1,000,000	-	-	-	1,000,000	18 Nov 2009	$0.4000
Executive Management							
Mr Greg Williams (v)	-	150,000	-	-	150,000	13 June 2010	$0.2500
Mr Greg Williams (v)	-	150,000	-	-	150,000	13 June 2010	$0.3000
Mr Greg Williams (v)	-	150,000	-	-	150,000	13 June 2010	$0.4000
Total	**8,916,666**	**450,000**	**(666,666)**	**(250,000)**	**8,450,000**		

(i) An entity associated with Mr B Dulhunty.

(ii) Mr S Jones resigned 10 April 2006. Balance represents equity holding at that date.

(iii) An entity associated with Dr W Hanisch. Dr W Hanisch resigned 10 April 2006. Balance represents equity holding at that date.

(iv) Ms J Nutting resigned 1 February 2006. Balance represents equity holding at that date.

(v) Mr G Williams resigned 1 February 2006. Balance represents equity holding at that date.

All options were issued free of charge, have vested and are exercisable at any date up to the expiry date. No amounts remain unpaid from options exercised in the year. Refer Note 12 (c)- Issued Capital

22. RELATED PARTY TRANSACTIONS

a) Share Transactions of Directors

Details of directors holdings and transactions in equity securities of the Company are set out in Note 21 'Key Management Personnel and Equity Interests'.

22. RELATED PARTY TRANSACTIONS continued

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the economic entity they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid consulting fees of $110,192 (2005: $105,398) by Psiron, $65,978 (2005: $25,937) by Analytica Ltd and $27,993 (2005: $41,195) by IDAL on normal commercial terms for the provision of financial management and company secretarial services.

23. EVENTS SUBSEQUENT TO REPORTING DATE

a) Major ViroTarg Licence Milestone

Prior to the end of the financial year, a significant milestone, the production of sufficient virus for Phase I human trials as set out under the ViroTarg Development and Licence Agreement, was achieved. This triggered a $2 million payment that was included in trade creditors at 30 June 2006 and paid subsequent to the end of the financial year. The milestone also triggered the issue of 1,000,000 shares to ViroTarg that were issued prior to 30 June 2006.

b) Lease of Virus Packaging and Dispensing Facility

Subsequent to the end of the financial year the company has entered into a 6 month extension of the lease at the laboratory situated at The Australian National University with an option to extend the lease on the same terms for a further 6 months.

c) Extension of Research and Development Agreement at The University of Newcastle

The Agreement with the University of Newcastle which covers research and development into aspects of the oncolytic virus technology in various cancers has been extended for a further 12 months.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

24. CORPORATE STRUCTURE

Psiron Ltd is a company limited by shares that is incorporated and domiciled in Australia. Psiron Ltd has prepared an equity accounted financial report incorporating the entities with which it was associated during the financial year, being:

- Analytica Ltd (ALT) – 26.7% owned by Psiron, and ALT's subsidiaries, Graesser Pty Ltd (100% owned subsidiary of ALT) and Graesser's wholly owned subsidiaries, YL Brands Pty Ltd - 95% ALT-owned subsidiary: a non-trading subsidiary.

- InJet Digital Aerosols Ltd – 45.3% owned by Psiron Ltd.

Psiron also controls 100% of the following non-trading subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd.

Psiron Ltd
and its controlled entities

Directors' Declaration

for the year ended 30 June 2006

The Directors of the Company declare that:

1. The financial statements and notes of the Company are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date.

2. the Executive Chairman has declared that:

   (a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;

   (b) the financial statements, and notes for the financial year comply with the accounting standards; and

   (c) the financial statements and notes for the financial year give a true and fair view.

3. Subject to the reference to Going Concern in Note 1, in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Chairman
Bryan Dulhunty

Signed: 12 September 2006

Independent Audit Report to the Members of Psiron Ltd

for the year ended 30 June 2006

SCOPE

THE FINANCIAL REPORT, REMUNERATION DISCLOSURES AND DIRECTORS' RESPONSIBILITIES

The financial report comprises the Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement, accompanying notes to the financial statements and the Directors' Declaration for Psiron Ltd (the company) and Psiron Ltd (the consolidated entity) for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 124 Related Party Disclosures, under the heading of "Remuneration Report" on pages 9 to 13 of the Directors' Report and not in the financial report and as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures in the Directors' Report comply with Accounting Standard AASB 124 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures in the Directors' Report comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures in the Directors' Report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Independent Audit Report to the Members of Psiron Ltd

for the year ended 30 June 2006

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

Audit Opinion

In our opinion, the financial report of Psiron Ltd is in accordance with:

i. the *Corporations Act 2001,* including:

   i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and
   ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

ii. other mandatory professional reporting requirements in Australia; and

iii. the remuneration disclosures that are contained on pages 9 to 13 of the Directors' Report comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1 "Going Concern", there is inherent uncertainty whether Psiron Ltd will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or to the amounts or classification of liabilities that might be necessary should Psiron Ltd not continue as a going concern.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

12 September 2006
Brisbane